Exhibit 2

Transactions in Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

PALE FIRE CAPITAL SICAV a.s.

Purchase of Common Stock	32,461	7.9741	02/23/2026
Purchase of Common Stock	37,200	7.9715	02/23/2026
Purchase of Common Stock	33,642	7.9574	02/24/2026
Purchase of Common Stock	22,978	8.0880	02/25/2026
Purchase of Common Stock	4,900	7.9844	02/26/2026
Purchase of Common Stock	40,669	7.6633	02/27/2026
Purchase of Common Stock	61,259	7.7431	02/27/2026
Purchase of Common Stock	84,467	7.7523	03/02/2026
Purchase of Common Stock	23,702	7.7743	03/03/2026